EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

YEAR ENDED MARCH 31, 2010

GENERAL

This discussion and analysis of financial position and results of operations is prepared as of July 19, 2010 and should be read in conjunction with the audited consolidated financial statements for the years ended March 31, 2010 and 2009 and the related notes thereto. Those consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. All dollar amounts included therein and in the following management’s discussion and analysis (“MD&A”) are expressed in Canadian dollars except where noted. Financial statements and additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com or on the Company’s website www.eurasianminerals.com.

FORWARD LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPANY OVERVIEW

Eurasian Minerals Inc. (the “Company” or “Eurasian” or “EMX”) is a Vancouver-based mineral exploration company engaged in the acquisition and exploration of precious and base metals projects. The Company conducts exploration on properties located primarily in Turkey, Haiti, the Kyrgyz Republic, Europe, Southwest United States, and the Asia Pacific region. Eurasian is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol EMX.

COMPANY HIGHLIGHTS

Current year highlights (including subsequent events up to July 19, 2010) included:

•

The Company raised in excess of $10.5 million by way of non-brokered private placement financings with Newmont Mining (NEM) and the International Finance Corporation (IFC), a member of the World Bank Group.

•

A significant event that impacted the programs in Haiti was the devastating earthquake of January 12, 2010. The Company and its Haitian joint venture partner Newmont suspended exploration activities and dedicated in-country resources and staff to assisting the post-earthquake relief efforts. As Haiti continues the rebuilding process, the Company believes it can best contribute to this effort by helping to promote economic development and resuming exploration operations.

•

Reporting of the drill results from the Grand Bois property in Haiti. These results included uncapped, oxide intercepts starting from surface of 28.4 meters averaging 20.45 g/t gold and 21.4 meters averaging 10.19 g/t gold and near-surface oxide gold intercepts of 12.0 meters averaging 20.24 g/t and 30.4 meters averaging 6.76 g/t. The drilling program also produced significant new copper intercepts below the oxide gold zone, including 100.58 meters averaging 0.56%.

•

The acquisition of Bronco Creek Exploration Inc. ("BCE"). BCE is a private mineral exploration company with a portfolio of 14 gold and copper properties in key mining districts of Nevada, Wyoming, and Arizona, nine of which are currently under joint venture, lease/option, or exploration alliance agreements.

•

The appointment of Dr. M. Stephen Enders as Executive Chairman of the Company’s Board of Directors. Dr Enders brings 34 years of diversified executive and leadership experience in mineral exploration, project development, and mine management, particularly in the gold and copper businesses.

•

Reporting of the 2009 exploration results from the Gezart gold property in Kyrgyzstan. This year's results at Gezart's Orgatash gold prospect included further increases in the size of the intrusion-hosted gold zone and bulk sample assays that suggest upside grade potential for previously reported drill and trench sample results.

•

The addition of the Asia-Pacific business unit, headed by Mr. David Royle. Mr. Royle has over34 years of experience in precious and base metals exploration with a proven track record of mineral deposit discovery in Australia, the southwest Pacific, and South America.

•	The discovery of the Chardonnay, Bordeaux and Champagne high-grade copper-silver-gold prospects at the Treuil project in northwest Haiti.

•	The Company incurred $7,856,900 in expenditures on its exploration portfolio, and recovered $5,261,860 pursuant to its joint venture agreements.

EXPLORATION REVIEW

Haiti

The exploration programs in Haiti continue as the Company’s flagship operations, with EMX and joint venture and strategic alliance partner Newmont Ventures Limited (“NEM” or “Newmont”) exploring 34 exploration licenses covering 281,000 hectares along Haiti's prospective Massif du Nord mineral belt. The property portfolio in Haiti gives the Company a commanding land position along 130 kilometers of strike length in an emerging new gold belt, and includes properties with historic, non-NI 43-101 compliant gold resources, as well as multiple early-stage exploration opportunities. During the year, Newmont elected EMX's La Mine and Treuil licenses as a single Designated Project (collectively known as the La Mine Designated Project) in accordance with the EMX-NEM Strategic Venture Agreement. The La Mine Project joins La Miel and Grand Bois as EMX-NEM Designated Projects, with significant work programs underway or planned by the joint venture on each of the properties. Accomplishments from the last year include 1) a Grand Bois drill program that not only confirmed historic drill results from the near-surface, oxide gold deposit, but also identified a significant copper target beneath the gold zone, 2) advancement of the La Mine and Treuil licenses into a district-scale exploration play, 3) exploration of newly recognized zones of mineralization at the Vert de Gris porphyry copper-gold ± molybdenum prospect, and 4) identification of new target opportunities from regional reconnaissance conducted under the Strategic Regional Alliance (SRA) with Newmont.

A significant event that impacted the programs in Haiti was the devastating earthquake of January 12th, 2010. Initially, EMX and NEM suspended exploration activities in Haiti, and emergency response plans were immediately put into action. EMX and Newmont subsequently re-dedicated in-country resources and staff to assisting the post-earthquake relief efforts. As Haiti continues the rebuilding process, the Company believes it can best contribute to this effort by helping to promote economic development and resuming exploration operations. As a result, EMX and Newmont have since re-established the exploration programs, and EMX has relocated its field office from Port Au Prince to Cap Haitien. A Phase II drill program commenced at Grand Bois in June 2010, and full-scale exploration programs are expected to be active country-wide by July.

Grand Bois Designated Project
The Grand Bois property covers an area of 50 square kilometers in northern Haiti, and is entirely surrounded by other EMX exploration licenses. The property has undergone historic drilling totaling 7,500 meters, and hosts a non-NI 43-101 compliant historical gold resource estimate reported by the United Nations Development Program (“UNDP”) in the 1980s. The Grand Bois mineralized system, as currently understood, is roughly circular in outline, with dimensions of 300 by 350 meters, and consists of a poorly consolidated tabular body of mineralized and oxidized volcanic rock. The gold mineralized zone is located on the top and flank of a hill (elevations range from 580-720 m), that would have a favorable stripping ratio for a potential open-pit operation.

The EMX-NEM JV completed a 17 hole, 2231 meter diamond drill program in the fourth quarter of 2009 that was designed to confirm historic drill results, test geochemical anomalies peripheral to the historic resource area, and assess the Rivage Ridge zone located approximately 750 meters southwest of the resource area. Highlights from the campaign include uncapped, near-surface oxide intercepts of 28.4 meters averaging 20.45 g/t gold, 21.4 meters averaging 10.19 g/t gold and 30.4 meters averaging 6.76 g/t gold. In addition, the drilling consistently intersected chalcocite, covellite and chalcopyrite in a sulfide copper zone beneath the oxide gold horizon, including an intercept of 100.58 meters averaging 0.56% copper. Drilling peripheral to the historic resource area and at Rivage Ridge consistently encountered near-surface gold mineralization, as well as anomalous copper mineralization distributed throughout the holes. Overall, last year’s Grand Bois drilling program confirmed or enhanced historic drill results in the near-surface, oxide gold zone, and identified a new exploration target consisting of the zones of sulfide copper mineralization below, and adjacent to, the gold horizon.

EMX made the first anniversary payment of US$1,000,000 to Société Minière Citadelle, S.A. ("Citadelle") in January 2010 as one of the requirements to acquire a 100% interest in the Grand Bois gold-copper property.

Rivière Brunette Copper Anomaly
Soil sampling in the Rivière Brunette area, located immediately northwest of the Grand Bois deposit, delineated a robust 1.8 by 1.1 kilometer copper-in-soil anomaly. The zone of anomalous copper mineralization, as defined at surface, remains open to the northeast and west. Dense vegetation and limited rock outcrop in the area make an evaluation difficult, but the lateral and vertical relationships between Grand Bois and Rivière Brunette suggest that they are both part of a larger copper mineralized system. Further mapping, sampling and drilling are planned to evaluate this 7.5 square kilometer area of copper mineralization.

La Mine Designated Project (includes the Treuil license area)
In 2009 EMX discovered two new high-grade copper-silver-gold prospects within the Treuil license area in western Haiti, named Chardonnay and Bordeaux (see Company news release dated April 22, 2009). At Chardonnay, reconnaissance rock samples returned an average grade of 4.00% copper, including vein samples with 24.30% copper and 201 g/t silver, and 1.66% copper and 90.7 g/t gold. Rock sampling at Bordeaux returned an average grade of 2.66% copper, including a vein sample with 13.10% copper, 98 g/t silver and 1.7 g/t gold. The Chardonnay and Bordeaux prospects, taken together with the Champagne discovery reported previously, outline an 18 square kilometer district scale exploration target with consistent rock sample copper grades of over 1%, and associated gold grades increasing towards the south and east.

As a follow-up to the surface sampling and regional geophysics programs, Newmont increased its participation in EMX's Treuil and La Mine licenses by electing them as a Designated Project (collectively the La Mine Designated Project) in accordance with the EMX-NEM Strategic Venture Agreement (see Company news release dated August 24, 2009).

La Miel Designated Project
Geophysical IP chargeability anomalies within the La Miel Designated Project in eastern Haiti identified an excellent correlation with alteration zones that were mapped at the Savane La Place prospect. EMX previously outlined strong epithermal alteration and anomalous gold-silver-copper mineralization at Savane La Place, including trench results of 243 meters averaging 1.71 g/t gold. It is expected that geophysical techniques can be used to map subsurface geology and extend trends of mineralization concealed under a cover of soil and vegetation. Over 950 meters of trenching and mapping at the La Croix area (Grande Savanne) defined an alteration zone of 2000 x 700 meters, including a smaller 400 x 500 meter area of silica-clay alteration with barite and iron oxides that correlates well with gold mineralization.

Negotiations of mining conventions for Designated Project areas
EMX and Newmont initiated formal negotiations in January 2009 with the government of Haiti to finalize the terms and conditions of a mining convention that defines and stabilizes the fiscal and legal terms for any project developed on the joint venture properties in Haiti. These negotiations are advanced and ongoing.

Strategic Regional Alliance (SRA)
As part of the SRA in Haiti, EMX and Newmont conducted reconnaissance level geologic mapping, and rock, soil and stream sediment BLEG geochemical sampling at the Platon, Savane Longue, Terre Neuve, and other licenses during the reporting period. The Platon license in northwest Haiti hosts the Vert de Gris porphyry copper-gold ± molybdenum prospect, the La Bellée copper-gold skarn prospect, and a number of additional copper-gold targets. Work at Vert de Gris included geologic mapping and a geochemical sampling program that totaled approximately 800 soil, 300 rock and 90 stream sediment BLEG samples. The Savane Longue and Terre Neuve licenses cover 188 square kilometers, and are located southwest of the Company’s Treuil license. The region hosts copper-gold skarn prospects as well as other copper-gold target types. Reconnaissance mapping was conducted and 168 rock and 94 BLEG samples were collected from the area during the reporting period. Results from the regional exploration program are currently being compiled and evaluated to generate exploration targets. Further refinement of target areas with additional mapping and sampling is planned for the summer of 2010.

Mr. Michael P. Sheehan, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on Haiti.

Turkey

EMX's property and royalty portfolio in Turkey continued to develop and advance during the last year. EMX has 19 exploration and 4 exploitation licenses covering 44,959 hectares that are located primarily in the Western Anatolia and the Eastern Pontides mineral belts. The properties include bulk tonnage gold, high-grade gold-silver vein, and porphyry copper targets. EMX has two joint ventures in Turkey, including the Sisorta JV with Chesser Resources Limited (“Chesser”) and the Akarca and Elmali JV with Centerra Gold Inc. (“Centerra”). In addition, EMX maintains royalty interests from the Balya and Aktutan properties. Drill programs were conducted during the past year at Akarca, Sisorta and the Balya royalty property, all of which were funded by partner companies. As well, EMX continued with on-going evaluation of other projects in the property portfolio, while continuing to assess new exploration opportunities.

Sisorta
The Sisorta JV project, located in the Eastern Pontides mineral belt, is a bulk tonnage, high sulfidation gold deposit. The initial NI 43-101 mineral resource estimate for Sisorta was reported in June 2009 as 3.170 million indicated tonnes averaging 0.89 g/t gold, and 11.380 million inferred tonnes averaging 0.58 g/t gold, yielding 91,000 indicated and 212,000 inferred contained gold ounces. Near-surface, oxide mineralization represents 76% of the indicated gold ounces, and 73% of the inferred gold ounces.

In the course of executing the 2009 drill program, JV partner Chesser fulfilled its commitments to earn a 51% interest in the Sisorta property, after spending a cumulative US$4 million on the project, paying EMX a total of US$400,000, and issuing to EMX three million Chesser shares. Chesser elected to advance the project as a co-funded joint venture arrangement, with Chesser contributing 51% of expenditures and EMX contributing 49% of expenditures. EMX has the option to either participate or dilute down to 10%, at which point triggering conversion to a 3% NSR that can be further reduced to a 2% NSR through payment of US$1.5 million to EMX by Chesser.

The Sisorta exploration license was converted to an exploitation license in late 2009. This conversion was required by Turkish mining law after five years of exploration and the definition of a resource. The conversion is largely an administrative requirement.

Akarca
The Akarca EMX-Centerra JV property, located in Westerm Anatolia, was discovered by EMX geologists in 2006, and joint ventured with Centerra in early 2009. The Akarca JV conducted geological mapping, geochemical sampling and core drilling programs during the last year. The ongoing mapping and sampling programs continued to define and extend the main mineralized zones at Fula Tepe, Kucukhugla Tepe, and Hugla Tepe, and identified several additional gold-silver mineralized zones.

The Akarca JV completed a 16 hole, 2243 meter core drilling program that was designed to extend the main gold-silver mineralized zones defined from surface mapping, gold-silver geochemistry, and previous diamond and reverse circulation drilling campaigns. The drilling targeted gold-silver soil and rock geochemical anomalies along the Fula Tepe, Kucukhugla Tepe, and Hugla Tepe vein zones, as well as concealed vein targets delineated by geophysics (i.e., IP anomalies). The results from this drilling were encouraging and will require additional work to better understand potential of these targets.

Elmali
The Elmali EMX-Centerra JV project is a low sulfidation epithermal gold property located in the Biga Peninsula region of western Turkey. Last year’s work consisted of geologic mapping and geochemical sampling to follow-up on an earlier, four hole reconnaissance drilling program that intersected 6.1 meters averaging 6.0 g/t gold, including a subinterval of 2.6 meters averaging 13.2 g/t gold. The Elmali JV collected 203 rock and float samples of vein and wallrock material during this last year's field program, yielding average values of 1.13 g/t gold and a maximum of 28.8 g/t gold. In the second half of 2009, additional soil samples were collected over both the silica cap and vein target zones on the Elmali property. The soil results reveal that gold mineralization extends beyond these zones and into the surrounding limestone, rhyolite and metasediments, thereby increasing the exploration potential for a bulk tonnage target. EMX and JV partner Centerra are planning a follow-up drill program, and have filed for the necessary permits.

Balya
The Balya royalty property is situated in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX retains a 4% net smelter royalty on the Balya property, which was sold to Dedeman Madencilik San ve Tic. A.S. ("Dedeman") in 2006. Dedeman commenced a 4000 meter core drilling program in January 2010 to extend and in-fill drill the main mineralized zone at Hastanetepe. Hastanetepe is a shallowly dipping, 300 by 300 meter zone that occurs from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of lead-zinc-silver mineralization hosted in limestones and dacites. Dedeman previously drilled 71 holes totaling 14,770 meters during 2007-2008, and consistently intersected high-grade lead-zinc-silver mineralization at Hastanetepe, including 11 meters averaging 7.45% lead, 5.48% zinc, and 79.56 g/t silver. The initial 2010 results include an intercept of nine meters averaging 2.86% lead, 3.36% zinc, and 31.32 g/t silver, with a one meter sub-interval of 12.10% lead, 15.00% zinc and 136.00 g/t silver. Dedeman’s 2010 drill results continue to confirm the continuity and tenor of the high-grade lead-zinc-silver zones in the Hastanetepe zone, which remains open for extension along strike, down dip and to depth. Dedeman's on-going drill program is being conducted in preparation for an initial JORC compliant resource estimate and scoping level study scheduled for later in 2010.

Other 2009-2010 work conducted by EMX in Turkey
Also in 2009, magnetic surveys were completed at EMX’s Alankoy, Beyoluk, and Golcuk projects. The Alankoy license hosts a high-sulfidation gold system with distal skarn-style mineralization. Previous work identified a silica cap alteration zone and historic drilling intersected copper mineralization below the silica cap. EMX’s geophysical survey in 2009 identified a magnetic high coincident with the silica cap that is interpreted as representing a potential porphyry target (magnetite-bearing K-silicate alteration zone) at depth.

The Beyoluk license is also a high-sulfidation gold target with the potential for a deeper, telescoped porphyry copper-molybdenum-gold system. A magnetic survey was conducted at Beyoluk in 2009 that identified a strong magnetic anomaly coincident with a molybdenum-gold soil anomaly.

A ground magnetic survey was also conducted on the Golcuk property. Results of the survey suggest the presence of north-south trending structural zones which appear to correlate with zones of gold and copper geochemical anomalies on the property.

Dr. Mesut Soylu, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on Turkey.

Kyrgyz Republic

EMX has two exploration licenses, Gezart and Akart, covering 24,400 hectares in the Southern Tien Shan mineral belt of Kyrgyzstan. Field work during the last year was primarily directed towards advancing the Gezart license. Akart is a new EMX license acquisition adjacent to Gezart that hosts a broad zone of intrusive rocks and stream sediment gold anomalies. The Akoguz property was relinquished in early 2010.

The Kyrgyz Republic has recently undergone a period of political uncertainty. The new interim government installed in April continues to emphasize the importance of foreign investment and economic growth. The Company is closely monitoring the situation, and is carrying on with the 2010 summer field programs.

Gezart License
The Gezart property hosts multiple styles of gold mineralization that are developed over an extensive area within the 140 square kilometer license. EMX has focused on the granitoid-hosted gold mineralization at the Orgatash and Gezart prospects, but sediment-hosted and skarn style gold mineralization provides significant upside exploration potential. The prospects and zones of gold mineralization are aligned along the regional scale, northeast-trending Abshir structural zone.

Orgatash Prospect. The Orgatash prospect has been a focus of EMX’s exploration work at the Gezart license since 2006. Previous exploration campaigns included over 4,000 meters of trench sampling and 1,511.9 meters of core drilling. This past year’s program of trench and profile chip channel and channel sampling extended the surface footprint of the Orgatash gold zone 120 meters further south into hornfels altered sedimentary rocks, with select intercepts of 51.6 meters averaging 0.87 g/t gold (including 23.6 m @ 1.26 g/t gold) and six meters averaging 1.37 g/t gold. The zone was also extended to the northeast, with select intercepts of 12 meters averaging 3.32 g/t gold, 6 meters averaging 0.96 g/t gold, and 5 meters averaging 1.86 g/t gold. The gold mineralization occurs from the surface to shallow depths (i.e., < 100 meters), and has grade characteristics and size potential consistent with a bulk tonnage exploration target. A follow-up drill program is currently being planned for summer 2010.

EMX also conducted a bulk sampling program in 2009 to compare the grades and thicknesses of the Orgatash gold zone with results from nearby drill holes. Two 10 meter deep exploration shafts were excavated, systematically sampled, and analyzed for gold by screen fire assay (a technique for assaying samples with coarse gold). The resulting bulk sample assays returned slightly higher gold grades (i.e., +2-11%) compared to adjacent drill intervals assayed by conventional fire assay. The higher results from the bulk sample screen fire assays are interpreted to be due to the occurrence of coarse grained gold at Orgatash, and suggest that standard drill core sampling and conventional fire assaying results are yielding marginally under-estimated gold grades.

In addition to the field program at Orgatash, last year’s work included metallurgical testing of composited samples of drill core. Select intervals from four holes totaling 48.6 kilograms of gold mineralized core (average of 1.21 g/t gold) were crushed and four size fractions (0.075, 5, 12.5, and 25 millimeters) were subjected to bottle roll agitation and cyanide extraction tests. The resulting gold recoveries were reported as 94.9%, 56.6%, 52.3%, and 23.1%, ranging from the finest to the coarsest crush sizes, respectively. These preliminary test results indicate that the gold mineralization at Orgatash may be amenable to conventional cyanide leach extraction, particularly for crush sizes of less than 12.5 millimeters.

Gezart Prospect. The Gezart prospect, located nine kilometers west of Orgatash, underwent a program of geologic mapping and chip-channel sampling in the summer of 2009 as follow-up to the discovery of an intrusion-hosted gold zone in 2008. EMX’s work over the last year has outlined a broad, northeast trending, 1800 by 300 meter corridor of quartz veining and gold mineralization. Similar to Orgatash, the gold mineralization at Gezart is associated with quartz vein swarms developed in sheeted fracture zones principally hosted by granodiorite, and to a lesser degree in adjacent hornfels-altered sedimentary rocks. The quartz veins range in width from several millimeters up to one meter, and many of the veins strike north-south with steep dips, which is consistent with orientations of other mineralized veins in the area. The north-south vein sets often have visible gold in hand samples. The central gold zone is traversed by a road-cut that was partially sampled in 2008, returning 13.7 meters averaging 1.64 g/t gold. Additional road-cut sampling in 2009 yielded gold mineralized intervals of 8 meters averaging 22.34 g/t, 1.8 meters @ 100.54 g/t, and 2.5 meters averaging 24.58 g/t. Approximately 340 meters northeast of the road cut, a sampling profile returned 8 meters averaging 22.34 g/t gold (maximum 2 m @ 81.6 g/t). An infill trench between the two profiles returned 10.4 meters averaging 2.34 g/t gold. Follow-up exploration work is planned for the summer of 2010.

Dr. Pavel Reichl, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on Kyrgyzstan.

North America

EMX established a North American business unit during the last year by acquiring BCE, which was a privately owned, Arizona based mineral exploration company. The acquisition was completed in January of 2010, and 2,127,790 EMX units were issued and exchanged for 100% of BCE's outstanding shares. Each EMX unit consisted of one share of EMX common stock and one-half of a non-transferable common share purchase warrant. In addition to mineral property interests, BCE had approximately US$1.0 million in marketable securities and cash at the time of the transaction. BCE continues to advance and build the western U.S. exploration property portfolio as a wholly owned business unit of EMX.

BCE has gold and copper properties in key mining districts of Nevada, Wyoming, and Arizona. The majority of BCE’s properties are currently being explored and funded under a variety of joint venture and lease/option agreements, which is similar in approach to EMX’s prospect generation business model. This business model acts to preserve working capital by creating revenue streams, while maintaining equity interests in properties that allow for upside participation in a discovery.

The key to BCE's success has been a top-tier exploration staff that complements and further strengthens EMX's team. Dr. David Johnson carries on as the BCE Business Unit Manager for EMX, and is supported by the BCE staff based in Tucson. BCE's Dr. Eric Jensen has been appointed as Chief Geologist for EMX.

BCE holds 14 mineral properties in the western United Sates comprising 23,477 hectares of mineral rights and exploration permits. BCE and its partners have a significant program planned for 2010, with the majority of the funding being provided by partner companies. BCE projects slated for drilling in 2010 include the:

  Yerington West porphyry copper property in Nevada
  Richmond Mountain gold property in Nevada
  Cathedral Well gold property in Nevada
  Mineral Hill gold-copper property in Wyoming
  Silver Bell porphyry copper property in Arizona
  Red Hills porphyry copper property in Arizona
  Middle Mountain porphyry copper property in Arizona

Early drill results have been reported for BCE’s Copper Spring property in the Globe-Miami district of Arizona by joint venture partner Geo Minerals Ltd. The drill program, consisting of two vertical holes totaling 1,189 meters of rotary drilling, was designed to drill through post-mineral gravels and conglomeratic cover rocks and to provide cased pre-collars for later core drilling of targets in the underlying bedrock units. Native copper and other evidence for exotic copper mineralization was recognized throughout several intervals in the holes, with results further summarized in press releases issued by Geo Minerals on February 4, 2010 and June 7, 2010. The source of the exotic copper is interpreted to lie under the gravel cover rocks within the Copper Springs property. As a result of this initial drill program, Geo Minerals and BCE expanded the land position at Copper Springs by acquisition of an additional 188.1 hectares of federal unpatented mining claims adjoining the property, bringing the property to a total 2,229 hectares.

Geo Minerals is also a partner at BCE’s Middle Mountain and Red Hills properties, where they recently completed induced polarization (IP) geophysical surveys. A total of 36.7 line kilometers were run at Red Hills, and 16.8 line kilometers were completed at Middle Mountain, with three geophysical anomalies identified at each property. Drill programs to test the anomalies are slated for summer 2010. The work was funded by Inmet Mining Corp., which has option agreements with Geo Minerals to acquire a 70% interest in the Red Hills property and a 70% interest in the Middle Mountain property. Geo Minerals holds its interest in the projects under lease and option agreements with BCE. BCE is currently acting as manager for the work programs at both projects.

Entrée Gold Inc. commenced a four hole, 3200 meter drill program on the Yerington West property (also known as the Roulette property) in June of 2010, which is held under option from BCE. The property is located in the Yerington copper district of Nevada, and covers approximately 1,763 hectares.

BCE also staked and acquired the Copper Basin and Bitter Creek mineral properties in Yavapai County, Arizona, and expanded the Red Hills property position in Pinal County, Arizona in the spring of 2010. The Copper Basin property consists of 57 federal unpatented mining claims comprising 476.7 hectares, and hosts broad zones of copper mineralization at surface, as well as numerous features interpreted to be consistent with an outcropping porphyry copper system. The Bitter Creek gold property consists of 145 federal unpatented mining claims and two Arizona State Exploration permits totaling 1616.7 hectares. The property was identified by a regional stream sediment sampling and reconnaissance program conducted in early 2010. At Red Hills, BCE staked and acquired an additional 31 unpatented federal mining claims comprising approximately 228 hectares, bringing the total to 3,304 hectares for the property.

Mr. Dean D. Turner, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on North America.

Europe

EMX's European program began expanding into new areas during the last year, including a new initiative in Sweden. The program in Sweden provides an opportunity to stake open and prospective exploration ground in an investment friendly business environment, and EMX’s early efforts have resulted in the development of an exploration property portfolio in the world-class Kiruna mining district. EMX’s program in Romania was terminated due to insufficient encouragement, allowing the Company’s resources to be focused on other more promising, early stage business opportunities throughout Europe.

Sweden
EMX formed a Swedish subsidiary, and acquired six exploration permits covering 213.5 square kilometers in the Kiruna iron-copper-gold metallogenic province of northern Sweden. The Kiruna mining district includes the world-class Kiirunavaara iron ore deposit, the Viscaria copper-gold deposit, and the Pahtohavare copper-gold deposit. Exploration in the region is challenging due to the extensive cover of soils, glacial materials, and vegetation, and previous work has tended to focus on individual occurrences and deposits described by state-funded exploration ventures. EMX considers this challenging environment to be an opportunity, and has compiled a comprehensive exploration database that has been used to plan the 2010 exploration programs on its properties, as well as to identify additional prospective areas in Sweden. EMX’s exploration permits cover several known copper-gold occurrences and prospects, including the Pikkujärvi and Sakkek prospects in the Pikkujärvi exploration permits.

The Pikkujarvi property hosts multiple exploration targets, including Iron Oxide Copper Gold (IOCG)-style mineralization at the Pikkujärvi prospect The Pikkujärvi copper-gold prospect was first identified by LKAB (Luossavaara-Kiirunavaara AB – the state-owned company that has operated the Kiruna iron ore mines since 1890), and 36 core holes were drilled from 1982-1985. The copper-gold mineralization is hosted by metavolcanic rocks, and LKAB reported a small historical copper resource in 1986. The Pikkujarvi property also hosts porphyry-style mineralization at the Sakkek prospect. Sakkek was investigated by Swedish Geological AB (a state-owned exploration service company) in the mid-1980’s, and their program included six wide-spaced, shallow diamond drill holes. This work defined a four kilometer long zone defined by geophysical anomalies and anomalous geochemistry.

EMX’s Puoltsa and Kalixfors permits are located in the same general area and geological environment as the Pikkujarvi property. The Puoltsa exploration permit covers favorable geology and geochemistry proximal to, and extending from, the nearby Pahtohavare and Rakkurijärvi copper-gold deposits, and hosts the Ailatis and Saarijärvi copper-gold prospects. The Kalixfors exploration permit covers 115 square kilometers of prospective ground that has been within what had been until recently a Military Exclusion Zone, which has now been made available for exploration. The Kalixfors property was last explored in the 1970's, resulting in the identification of copper-gold mineralization at the Kielinen prospect (4 diamond drill hole program), a copper-molybdenum-copper prospect at Håmojågge, and an extensive field of mineralized boulders at Akkavaara.

Romania
Geologic mapping, geochemical sampling, and geophysical surveys were carried out at the Sopot and Caraci-Birtin projects during the last year. The results from this work did not return sufficiently encouraging results to justify continuation of the program in Romania. The administrative process of relinquishing the licenses and liquidating the local subsidiary company is nearing completion.

Dr. Pavel Reichl, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on Europe.

Asia-Pacific

EMX opened a new Asia-Pacific business unit during the last year, and established an office in Brisbane, Australia headed by Mr. David Royle. Mr. Royle's extensive experience and record of exploration success, coupled with his network of industry and regional contacts, significantly enhances EMX's ability to identify quality, early stage business opportunities in this highly prospective region of the world.

The Company has focused its initial efforts at evaluating opportunities in Australia and New Zealand, and to a lesser extent southeast Asia. The Company is very excited about the potential for this region and look forward to reporting on it progress in the coming year.

RESULTS OF OPERATIONS

Year Ended March 31, 2010

The Company recorded a loss of $4,710,114 for the year ended March 31, 2010 (2009 - $2,996,202). Some of the factors contributing to the $1,984,330 increase in loss are:

  General and administrative expenses were $2,417,029 compared to $1,617,833. Stock based compensation increased from $284,491 to $479,437 due to a larger number of options being granted in the year ended December 31, 2010 and the increased grant price of the options which results in a higher fair value attributed to the options.
  Consulting fees increased by $296,158 due to the additional consulting costs incurred on the Company’s strategic business development plans, including the investment by the International Finance Corporation (IFC), the member of the World Bank Group focused on private sector investments in developing countries.
  The weakened US dollar negatively affected the Company’s foreign currency holdings valuation and its US currency based accounts receivable was also negatively affected, hence the year ended March 31, 2010 saw a foreign exchange loss of $522,167 compared to a gain of $310,611 in the prior comparative year.
  The Company had a $625,961 gain during year ended March 31, 2010 on the sale of some of its marketable securities, while a smaller gain of $136,865 was incurred in the prior comparative year.
  Interest income decreased by $232,157 due in part to the decrease in interest rates paid by financial institutions and partly due to the decreasing amount of cash available for investment during the first ten months of the year.
  The Company incurred a $278,380 write-off of mineral property costs associated with the Akoguz license in the Kyrgyz Republic. There were no write-off’s in the prior year.

Three Months Ended March 31, 2010

The Company recorded a loss of $470,114 for the three months ended March 31, 2010 (2009 - $138,464). Some of the factors contributing to the large comparative increase in loss are:

  Net exploration expenditures of $478,093 during the quarter were approximately $400,000 greater than in the previous comparative quarter.
  Stock based compensation expense increased by $125,317 as there were stock options granted in the current quarter, while in the comparative prior quarter there were no stock options granted.

  The Company had a $303,357 gain in the quarter on the sale of a portion of its marketable securities compared to a gain of $128,618 in the prior comparative quarter.
  Consulting fees increased by $66,880 due in part to the increase in allocation of certain consulting fees to corporate administration whereas in the prior comparative period the consulting fees were allocated to operational projects, and additional consulting costs incurred on the Company’s strategic business development plans
  The foreign exchange loss of $124,812 compared to a foreign exchange loss of $61,139 in the prior comparative quarter was due to an approximate 10% decrease in the value of the US dollar compared to the Canadian dollar in the current March quarter. The Company’s US denominated currency holdings and accounts receivable were affected by this decrease.
  The Company earned a nominal $3,027 interest income in the current quarter compared to $115,879 in the prior year quarter. This is due to a marked decrease in interest rates.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at March 31, 2010 was $13,592,694 compared with $9,894,404 at March 31, 2009. The increase in working capital of $3,698,290 from March 31, 2009 was due primarily to a cash received from a private placement, a gain on disposition of investments and cash received on issuance of common shares on exercise of stock options offset by its loss from operations and a foreign exchange loss. In Management’s opinion, the Company currently has sufficient working capital to fund its proposed exploration programs and administrative expenditures through the next twelve months. Presently, the Company has no revenues and obtains its cash requirements through the issuance of shares, its joint venture partners, attracting additional joint venture partners and the sale of available investments and marketable securities in order to finance further property acquisitions and to explore and develop its mineral properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

ANNUAL FINANCIAL INFORMATION

The following should be read in conjunction with the Company’s audited financial statements.

Fiscal Years Ended	March 31	March 31	March 31
	2010	2009	2008
Financial Results
Exploration expenditures (net)	$2,595,040	$2,162,336	$4,138,800
Net loss	(4,710,114)	(2,996,202)	(6,440,719)
Net loss per share - basic and diluted	$(0.16)	$(0.11)	$(0.26)

Financial Position
Working Capital	$13,592,694	$9,894,404	$9,234,854
Mineral Properties (net)	10,109,487	936,300	936,300
Total Assets	25,688,242	14,194,290	13,067,221
Share Capital	31,984,129	20,673,712	17,365,197
Deficit	(14,901,448)	(10,191,334)	(7,195,132)

QUARTERLY INFORMATION

	Mar. 31	Dec. 31	Sep. 30	June 30
Quarter Ended	2010	2009	2009	2009
Exploration expenditures	$1,430,990	$1,982,527	$2,250,188	$2,193,195
Exploration recoveries	(952,897)	(1,175,442)	(1,775,736)	(1,357,785)
Stock-based compensation	172,599	13,599	15,937	277,302
Net loss for the period	(460,735)	(1,728,520)	(846,318)	(1,674,541)
Basic net loss per share	(0.02)	(0.06)	(0.03)	(0.05)
Diluted net loss per share	(0.02)	(0.06)	(0.03)	(0.05)

	Mar. 31	Dec. 31	Sep. 30	June 30
Quarter Ended	2009	2008	2008	2008
Exploration expenditures	$2,442,828	$2,983,859	$3,253,362	$1,992,725
Exploration recoveries	(2,615,471)	(2,489,410)	(2,181,954)	(1,223,603)
Stock-based compensation	47,282	45,564	248,564	(56,919)
Net loss for the period	(138,454)	(443,538)	(1,430,140)	(984,070)
Basic net loss per share	(0.01)	(0.02)	(0.06)	(0.04)
Diluted net loss per share	(0.01)	(0.02)	(0.06)	(0.04)

RELATED PARTY TRANSACTIONS

During the year ended March 31, 2010, the Company paid or accrued $715,995 (2009 – $423,834) to directors or companies controlled by directors for services supplied by them for investigation and exploration activities and management and administration services. Of this amount, $375,685 is included in consulting costs and $340,310 is included in administrative services and office costs. The Company issued the third tranche of 24,000 common shares as a bonus payment valued at $37,440 (2009 – 24,000 common shares as a bonus valued at $20,160), with further tranches issuable over the next two years. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

As at March 31, 2010, a total of $193,126 (2009 - $22,871) was included in accounts payable and accrued liabilities which was due to related parties and a total of $10,000 (2009 - $11,327) due from relating parties was included in accounts receivable. These balances payable are non-interest bearing and are due on demand. Due to related parties consists of amounts owed to directors and officers and owed to companies which have at least one director in common with Eurasian.

MANAGEMENT COMPENSATION

During the year ended March 31, 2010, Eurasian paid or accrued $375,685 to a Company controlled by David M. Cole, the President and CEO, for management services. This amount is included in the related party transactions above as consulting costs. Christina Cepeliauskas, the chief financial officer and Kim Casswell, the corporate secretary are employees of Seabord Services, a management services company that is a related party referenced above, and received no management compensation from Eurasian. Effective July 1, 2009, Eurasian’s directors who are not part of management are paid directors’ fees. For the period ended March 31, 2010 the four non-executive directors were each paid $11,250.

NEW ACCOUNTING POLICIES

Financial Instrument Disclosures

In May 2009, the CICA amended Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair market value measurements for financial statements and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. The fair value hierarchical classification of the Company’s investments in marketable securities at March 31, 2010 is Level 1. The investment in warrants have been classified as level 2.

Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved abstract EIC-174 – Mining Exploration Costs and withdrew EIC – 126 – Accounting by Mining Enterprises for Exploration Costs. The publication of EIC-174 covers all guidance in EIC-126 and provides additional guidance for mining exploration enterprises in circumstances where a test for impairment is required. The adoption of this abstract did not have any impact on the Company’s consolidated financial statements.

CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. That date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31 2011.

The Company has made significant progress with respect to its transition to International Financial Reporting Standards (“IFRS”) reporting. The first IFRS reporting period will be the quarter ended June 30, 2011. Because Eurasian is an “exploration-stage” company, the IFRS transition issues are not as complex as for a company with operating mines and revenues from the sales of concentrates or bullion. The most significant impact with respect to the restatement of 2010 financials will be the effect of adopting the IFRS policy with respect to foreign currency translation, particularly as it applies to the translation of Eursian’s wholly-owned subsidiaries.

Exemptions

Eurasian has made the following decisions regarding the optional exemptions provided under IFRS transitional rules.

Business Combinations

For business combinations, the Company has decided to take the exemption which means that it does not have to restate the accounting for any business combinations that occurred before January 1, 2010. If the Company enters into any business combinations in 2010, it will likely adopt the new CICA Handbook standard for business combinations which is in compliance with current IFRS standards. This means that the Company will most likely not have to restate any 2010 business combinations in order to be IFRS compliant.

Fair Value or Revaluation as Deemed Cost

Eurasian will use the cost method of accounting for office and field equipment and therefore will not elect to fair value any of the Company’s equipment.

Cumulative Translation Differences

On translation of a foreign operation in accordance with IAS 21 “The Effect of Changes in Foreign Exchange Rates”, certain exchange differences are recognized as a separate component of equity and under the amendments to IAS 21 in 2007, are to be shown as part of other comprehensive income. IAS 21 also requires an entity to disclose the net exchange differences classified as a separate component of equity as well as a reconciliation of the opening and closing balances. On subsequent disposal of a foreign operation, the accumulated translation differences related to the specific foreign operation are recognized in profit of loss for the period as part of the gain or loss on disposal of the subsidiary.

Under IFRS 1 a first-time adopter may elect not to calculate this translation difference retrospectively and thereby set corresponding translation differences at the date of transition to zero. The gain or loss on subsequent disposal of a foreign operation then includes only foreign exchange differences that arose subsequent to the date of transition. The Company has elected not to calculate this translation difference retrospectively.

Jointly Controlled Entities

The Company has not reached a final conclusion regarding how it will account for jointly controlled entities under IFRS but at this point it is considering using the equity method and this may result in a difference between the current balance sheet presentation under Canadian GAAP and its transitional IFRS balance sheet.

Future Income Taxes

Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. The Company expects the impact of implementing IAS 12, Income Taxes to be the reversal of its future income tax liability associated with asset acquisition.

Additional Note Disclosures

As the Company elects and approves the IFRS accounting policy for each of the areas above, management will determine and disclose impact of the IFRS adoption at the transition date on our financial statements. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all the IFRS applicable standards at the conversion date are known.

Based on management assessment of the information system currently used by the Company, all information required to be reported under IFRS will be available with minimal system changes.

One of the more significant impacts identified to date of adopting IFRS is the expanded presentation and disclosures required. Disclosure requirements under IFRS generally contain more breadth and depth than those required under Canadian GAAP and, therefore, will result in more extensive note disclosures. The Company is continuing to assess the level of presentation and disclosures required to its consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008). Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently.

These new sections effectively bring Canadian GAAP into line with IFRS. The Company does not expect to adopt these new CICA Handbook sections prior to January 1, 2011. At that point, the Company will begin reporting its financial results under IFRS and therefore does not expect that these new Handbook sections will have any impact on the Company’s financial statements in the interim period.

RISKS AND UNCERTAINTIES

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for silver, gold and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Recently, the securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Eurasian’s ability to raise additional funds through equity issues.

Political and Currency Risks

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates. The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars. At this time there are no currency hedges in place. Therefore a weakening of the Canadian dollar against the US dollar could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

SUBSEQUENT EVENTS

On May 11, 2010 the Company granted 1,080,000 incentive stock options, exercisable at $2.18 per share for a period of five years, to directors, officers, employees and consultants of the Company.

On June 4, 2010, as part of its $5.28 million private placement financing, the Company issued 2,000,000 common shares at $2.20 per share to Newmont Mining Corporation of Canada Limited for aggregate proceeds of $4.40 million. The shares are subject to restrictions on resale until October 8, 2010.

On June 7, 2010 the Company granted 23,000 incentive stock options, exercisable at $2.05 per share for a period of five years, to employees of the Company.

On June 9, 2010 the Company completed its $5.28 million private placement financing by issuing 400,000 common shares at $2.20 per share to IFC, and member of the World Bank Group, for proceeds of $0.88 million. The shares are subject to restrictions on resale until October 10, 2010.

The Company issued 103,500 common shares on exercise of stock options at prices ranging from $1.00 to $1.35 per share.

OUTSTANDING SHARE DATA

At July 19, 2010 the Company had 36,779,322 common shares issued and outstanding. There were also 3,230,001 stock options outstanding with expiry dates ranging from December 21, 2010 to June 7, 2015 and 2,983,528 warrants outstanding with expiry dates ranging from January 29, 2012 to March 12, 2015.